[Letterhead of CSG]

October 23, 2013

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549

Re:	Credit Suisse Group AG Credit Suisse AG Forms 20-F for Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Form 6-K Filed July 31, 2013 File Nos. 001-15244 and 001-33434

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 27, 2013 containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on March 22, 2013 (the “2012 Form 20-F”) and its report on Form 6-K filed with the Commission on July 31, 2013 (the “2Q13 Financial Report”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F

General

1.	We note that Byblos Bank and Mashreq Bank list you as a correspondent bank, that Byblos Bank has offices and branches in Syria and Sudan, and that Mashreq Bank has offices and branches in Sudan. We note also a 2013 news article discussing your cancellation of business in Cuba. As you know, Syria Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Syria, Sudan and Cuba since your letters to us dated December 17, 2010 and January 19, 2011. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, since the referenced letters. Your response should describe any products or services you have provided to Syria, Sudan or Cuba directly or indirectly,

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and any agreements, commercial arrangements, or other contacts with the governments of Syria, Sudan and Cuba or entities controlled by those governments.

Response to Comment 1

We respectfully advise the Staff supplementally that, as described in our December 17, 2010 letter referenced in the Staff’s comment, the Group has taken a series of actions designed to terminate all business and contacts with parties in sanctioned countries, and to ensure compliance with all applicable sanctions laws and regulations. To this end, the Group implemented and continues to maintain a robust sanctions compliance program, including a comprehensive global sanctions policy, a dedicated sanctions compliance staff, and continuous monitoring of new sanctions-related developments. As also described in our December 17, 2010 letter, the Group began in 2005 the process of terminating business activities with certain sanctioned countries and parties, including Syria, Sudan and Cuba.

As a result of these actions, from the date of our prior letters dated December 17, 2010 and January 19, 2011 through the date of this response (the “Relevant Period”), the Group has not engaged in any direct or indirect contacts with Syria, Sudan or Cuba (including their governments and entities controlled by their governments), with the only exceptions consisting of immaterial transactions described in more detail below, and, additionally, the processing of a financially immaterial number of payments to, from, or related to Syria, Sudan or Cuba, all in accordance with applicable law.

Syria

With regard to Syria, the Group maintained during the Relevant Period a financially immaterial number of private client relationships and certain guarantees opened before the Group decided to terminate dealings with Syria.

The private client relationships consist of (i) dormant relationships with individuals believed to be resident in Syria where the Group has not been able to contact the clients despite efforts to do so, (ii) other relationships with individuals believed to be resident in Syria for which the Group is pursuing closure, and (iii) private client relationships opened before 2006 with individuals who are resident in Syria and who are not Specially Designated Nationals or Blocked Persons (“SDNs”) (with all accounts being subject to monitoring and limitations, including caps on aggregate net new asset inflows). All such accounts, which are financially immaterial in number and asset value, are maintained by Credit Suisse AG in Switzerland.

As to the guarantees, Credit Suisse AG issued corporate guarantees on behalf of certain Swiss corporate clients as part of export finance transactions that may involve delivery of underlying products to or from Syria, but which were entered into or committed to prior to the Group’s decision to terminate dealings with Syria. Credit Suisse AG does not have a contractual or other legal right to terminate such guarantees unilaterally. Due to sanctions imposed by Switzerland against Syria, however, Credit Suisse AG would not currently be able to make payment on such guarantees even if an attempt was made to draw upon them.

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Sudan

With regard to Sudan, the Group maintained during the Relevant Period (i) a financially immaterial number of dormant relationships with individuals believed to reside in Sudan that are maintained by Credit Suisse AG where Credit Suisse AG has not been able to contact the depositors despite efforts to do so; and (ii) a relationship with a US person who is currently in Sudan as part of a United Nations mission.

Cuba

With regard to Cuba, the Group maintained during the Relevant Period (i) a financially immaterial number of dormant relationships with individuals who are domiciled in Cuba that are maintained by Credit Suisse AG where Credit Suisse AG has not been able to contact the clients despite efforts to do so; (ii) relationships with individuals who are resident in Cuba and who are not SDNs (with all accounts being subject to monitoring and limitations, including caps on aggregate net new asset inflows), including certain cases where such relationships cannot be closed due to pending litigation; and (iii) a financially immaterial number of private client relationships for individuals who are Cuban nationals but who are not SDNs and are believed to be legally resident outside Cuba, including accounts for dual nationals who are also citizens of a country other than Cuba.

Banks referenced in the Staff’s Comment

During the Relevant Period, the Group maintained various relationships with Byblos Bank, a Lebanese entity, and Mashreq Bank, a U.A.E. entity, which include correspondent banking relationships outside the United States. However, the Group does not provide any products or services to the Syrian or Sudanese branches of these banks, or, to the Group’s knowledge, that otherwise involve or are for the benefit of those branches. The Group believes it maintains adequate compliance controls with respect to such relationships, and further believes that it complies with all applicable sanctions laws and regulations with respect to its dealings with these two banks.

2.	Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address

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the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response to Comment 2

We respectfully advise the Staff supplementally that, as noted in our response to Comment 1, Credit Suisse has terminated all contacts with these countries, with the exception of the very small volume of transactions and accounts described in the response to Comment 1. The estimated relative weight of these contacts to the Group as a whole is summarized in the table below:

Transactions and accounts described in the response to Comment 1 as a percentage of the Group’s consolidated net revenues, assets and liabilities, as of and for each of the three years ending December 31, 2012 and the nine months ended September 30, 2013:

Net Revenues	Less than 0.01%
Assets	Less than 0.01%
Liabilities	Less than 0.01%

Given that the transactions and accounts described in our response to Comment 1 represent a de minimis percentage of the Group’s consolidated totals for each of the relevant line items as of and for each of the periods presented, and that we continue to implement the intensive compliance and monitoring activities described in our response to Comment 1, we believe that these very limited contacts are neither quantitatively or qualitatively material to a reasonable investor’s investment decision with respect to our securities.

Strategy, page 10

Organizational alignment, page 10

3.	We note your disclosure that in November 2012 you integrated your former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division, including the majority of your securities trading and sales business in Switzerland, which was transferred from the Investment Banking division. You further disclose that you evolved certain responsibilities on your Executive Board so that the four heads of your two business divisions are each also responsible for one of your four regions. Please respond to the following regarding your segment disclosures:
•	Please tell us in detail how you evaluated the changes in your business structure and management reporting process in the context of ASC 280-10-50 in concluding that you have only two reportable segments. Please tell us who you consider to be the chief operating decision maker and segment managers under this guidance. Clarify the level at which these individuals regularly review the

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operating results, explaining how this changed with the November 2012 integration.

•	Specifically tell us whether you are aggregating operating segments to the new reportable segments, or whether your operating segments have been changed due to the changes in the information provided to your chief operating decision maker and to the way your chief operating decision maker assesses performance and makes decisions about resource allocations. To the extent that you are aggregating multiple operating segments into a reportable segment, tell us how you determined that they met the criteria for aggregation under ASC 280-10-50-11 as well as paragraphs 280-10-55-7A to 7C and Example 2, Cases A and B.

Response to Comment 3

We respectfully advise the Staff supplementally that prior to the organizational alignment announced in November 2012 we had three reportable segments: Investment Banking (“IB”), Asset Management (“AM”) and Private Banking (“PB”), each of which was run by separate senior managers responsible for the division’s day-to-day activities who individually reported to the Chief Executive Officer (“CEO”). We have identified the CEO as our chief operating decision maker, as he regularly receives and reviews the financial information for each of our segments, assess the performance of each, and is responsible for the allocation of resources within the organization. Based upon the level of financial information provided to the CEO and the guidance of ASC 280-10-50-1, we defined our operating segments at that time as: Wealth Management Clients (“WMC”), Corporate and Institutional Clients (“CIC”), Multi Asset Class Solutions (“MACS”), Alternative Investments (“AI”) and IB. Based on the guidance in ASC 280-10-50-11, WMC and CIC were aggregated into the reportable segment Private Banking, while MACS and AI were aggregated into the reportable segment Asset Management; IB was its own reportable segment.

The organizational alignment announced in November 2012 involved a number of key changes to this structure, including the following:

1. The integration of our PB and AM divisions into a single division named Private Banking & Wealth Management (“PB&WM”). The integration process also involved a number of specific operating changes that combined a number of processes. These included integrating the processes and infrastructure for:

i. reviewing and approving new clients and new products;

ii. product management from development and structuring through distribution;
iii. marketing and stakeholder management; and

iv. merging the operations and finance departments.

2. The transfer of the majority of our securities trading and sales business in Switzerland from the IB division to PB&WM. Furthermore, as we announced in July 2012, AM had made a number of significant strategic divestitures which brought its businesses strategy more closely into alignment with that of the PB division.

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3. A significant realignment of management responsibilities. We designated co-heads responsible for each of our two business divisions: IB and PB&WM. Hans-Ulrich Meister and Robert Shafir lead the PB&WM division, while Eric Varvel and Gaël de Boissard lead the IB division. In addition to their divisional responsibilities, each of these senior managers was given individual responsibility for one of our four regions (EMEA (Europe, Middle East & Africa), Switzerland, Americas, and Asia Pacific), as well as individual responsibility for specific lines of business within their division. This re-aligned management structure is designed to allow for efficient cross-regional and cross-divisional collaboration, so as to better realize revenue opportunities with more effective alignment between legal entities and their management structure, which also meets regulatory expectations.

Following the changes announced in November 2012, we identified our operating segments as WMC, CIC, AM and IB, and our reportable segments as PB&WM and IB. The elimination of MACS and AI as separate operating segments was the result of significant strategic divestments within the former AM division (as announced in July 2012), the new management organization within the AM business (as well as the future business model) and the revised flow of financial information to the CEO, which no longer included separate information about AI and MACS.

Prior to the realignment, the CEO would receive monthly financial information for each of the five previously identified operating segments. Following the realignment, the information flow was changed to reflect the new business structure so that the CEO now receives monthly financial information for each of the four current operating segments (WMC, CIC, AM, and IB).  The senior managers of the PB&WM division (Hans-Ulrich Meister and Robert Shafir) and the IB division (Eric Varvel and Gaël de Boissard) also receive monthly financial information at both the reportable segment level and the operating segment level for their respective division.  Although each of these senior managers also has specific individual responsibilities due to the specific nature of certain business lines, they have joint overall responsibility for the results of the division they lead. That joint responsibility is reflected in their performance objectives and compensation plans, as well as in the divisions’ revised Key Performance Indicators.

In assessing the impact of the realignment on our segments, we considered the criteria in ASC 280-10-50-11 that provide for two or more operating segments to be aggregated into a single reportable segment based upon the following:

•         Nature of products and services

•         Nature of the production processes

•         Type of class of customer

•         Methods used to distribute their products or provide their services

•         Regulatory environment

The products and services provided by the operating segments CIC and WMC are similar and include lending, investment offerings, financial advice, payments services, bank accounts

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and foreign exchange services.  Asset Management is one of the investment offering products provided to the client base and is more closely aligned to the PB&WM strategy following the strategic divestitures announced in July 2012. New products or new clients are processed in the same manner regardless of which business they originate from. Prior to the integration, both PB and AM had separate product development departments which worked independently from one other. Following the realignment, these two product development departments have been integrated and develop products for use across the division. Furthermore, the distribution process for AM products was aligned with those of WMC and CIC. WMC, CIC and AM also share common Information Technology platforms and have a single centralized operations department and finance department. These operating segments’ clients all share similar characteristics of trying to maximize their return using the investment advice or other financial services of Credit Suisse with products and services primarily being distributed through relationship managers. In addition, WMC, CIC and AM are all subject to a similar regulatory environment (including know your customer, client suitability, and other rules) based upon applicable local requirements.  Furthermore, the businesses are subject to the same regulatory capital rules, which form the basis for our internal capital allocations.

As part of this process, we also assessed the criteria of ASC 280-10-55-7A-C and Example 2, Cases A and B, which indicate that similarity of economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only. The realignment announced in November 2012 was designed to further integrate the businesses of WMC, AM and CIC and this is reflected through targets that are set at the PB&WM level. The implementation of the realigned management structure is therefore expected to increase the similarity of future long term average trends of these businesses.

Based upon the analysis outlined above, we determined that the operating segments AM, WMC and CIC met all of the criteria from ASC 280-10-50-11, in that they are considered to have similar economic characteristics and expected to have similar long term average economic trends.  Accordingly, we aggregated these operating segments into the single reportable segment PB&WM.

Liquidity and Funding Management, page 96

Liquidity Risk Management Framework, page 97

Our approach to liquidity risk management, page 97

4.	We note that you began using the net stable financial ratio (NSFR) in 2012 as the primary tool to monitor your structural liquidity position and plan funding and as the basis for our funds transfer pricing policy. Given that neither the BCBS nor FINMA has finalized the rules regarding the calculation of NSFR, you stated that you made your own interpretation and assumptions in concluding that the company’s NSFR under the current FINMA framework was in excess of 100% as of the end of 2012. Please expand your disclosure in future filings to discuss what your interpretations were and the assumptions

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made. To the extent that your interpretations and assumptions have changed since the prior period, please discuss such changes within your disclosure. Additionally, since the NSFR is not yet required to be disclosed pursuant to BCBS or FINMA rules, please label this ratio as “Non-GAAP” in your future filings until such time as it is a required disclosure. Refer to Item 10(e)(5) of Regulation S-K, and see Regulation S-K Compliance and Disclosure Interpretation 102.05 for guidance.

Response to Comment 4

We respectfully advise the Staff supplementally that we agree that neither the BCBS nor FINMA has finalized the rules regarding the calculation of NSFR. As noted in the Staff’s comment, this fact is expressly reflected in our reporting, as is the fact that we have made our own interpretations and assumptions in calculating our NSFR metric under the current FINMA framework. We note that several of our peers who present NSFR disclosures in their financial reporting make similar statements about the use of estimates and interpretations, while noting that calculation of the NSFR metric is subject to further revisions and calibrations and that the relevant interpretations may currently not be consistent across financial institutions. In our case, the primary areas in which we apply interpretations are in the characterization of counterparties and the classifications of certain non-trading assets.

We do not, however, believe that the NSFR ratio should be treated as a non-GAAP measure. As a large financial institution in Switzerland, we are at the forefront of the implementation of the Basel III regulatory framework, which already includes finalized capital requirements and disclosure rules, as well as liquidity requirements such as NSFR which are currently subject to further revisions and calibrations. As disclosed in our 2012 Form 20-F, Switzerland has already adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to this further rule-making. Both the quantitative and qualitative requirements of this ordinance are generally consistent with our existing agreement with FINMA on liquidity principles. Both the BCBS and FINMA are currently monitoring these liquidity requirements in an observation period that is expected to continue for several years. As part of this monitoring process, we are required to submit our NSFR calculations to FINMA on a monthly basis. We also include the identical NSFR disclosures from our 2012 Form 20-F in our home country annual report, as well as our quarterly reports.

Accordingly, we believe that the NSFR ratio should be excluded from the definition of non-GAAP financial measures contained in Regulation S-K 10(e) and related Commission guidance. In particular, we note that in the adopting release regarding conditions for use of non-GAAP financial measures (Release No. 33-8176), the Commission provided an exclusion from the definition of non-GAAP financial measure for financial measures required to be disclosed by a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant. Given that we are required to submit our NSFR calculations to FINMA on a monthly basis as part of its mandatory monitoring process, we believe that the measure falls within the exclusion provided by this guidance and the Compliance and Disclosure Interpretation referenced in the Staff’s comment.

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Liquidity Pool, page 98

5.	You disclose that you manage a sizeable portfolio of liquid assets that serves as a liquidity pool. In future filings, disclose the extent to which portions of this portfolio are required by regulatory authorities to be held in specific jurisdictions and are subject to transfer restrictions, providing quantification for any significant restricted portfolios.

Response to Comment 5

We respectfully advise the Staff supplementally that there are no significant portions of our liquidity pool portfolio that are required by regulatory authorities to be held in specific jurisdictions and are subject to transfer restrictions.

6.	We note that your securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut that is applied for stress scenarios to reflect the risk that emergency funding may not be available at market value. As of December 31, 2012, your liquidity pool based on your internal model was CHF 127 billion, net of the stress level haircut. Please expand your disclosures in future filings to disclose the haircut used and the assumptions made in determining such haircut.

Response to Comment 6

We respectfully advise the Staff supplementally that, as of December 31, 2012, our internal model included the application of a stress test level haircut equal to 58% of the market value of non-cash positions in the liquidity pool. The haircut reflects our assessment of overall market risk at the time of measurement, taking into account market volatility and the quality of the relevant securities held in the liquidity pool.

We will comply with the Staff’s comment by expanding our disclosure to include similar detail in our future filings, beginning with our 4Q13 Financial Report.

Market Risk, page 128

VaR, page 128

7.	We note your disclosure on page 129 that in the second quarter of 2012 you made changes to your asset-class methodology to better capture complex risk for exotic rate products. Please revise your future filings to more clearly describe the type and quantify the impact of changes that you made as well to more clearly explain the nature and risk of these exotic rate products.

Response to Comment 7

We respectfully advise the Staff supplementally that we disclosed in both our 2Q12 Financial Report and 2012 Form 20-F that we had made asset-class methodology changes to

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better capture complex risk for exotic rate products. This was not a change to our overall VaR model or methodology, but rather an adjustment to the specific risk-capture approach for a certain class of instruments, predominantly comprising options portfolios with embedded interest rate and/or foreign-exchange features. The impact of this adjustment on our principal VaR measures as of the end of 2Q12 was immaterial, reducing risk management VaR by approximately 2% and increasing regulatory VaR by approximately 3%, and was not of the same significance as the material VaR methodology changes introduced in 2011 that were also referenced in our 2012 Form 20-F. Accordingly, we did not believe it was appropriate to describe the adjustment in more detail.

We will comply with the Staff’s comment by continuing to describe and quantify the impact of material changes in our VaR methodology in our future filings.

Consolidated Financial Statements of Credit Suisse Group, page 221

8 – Trading Revenues, page 249

8.	Your table of Trading Revenues reflects a substantial decrease from CHF 5.0 billion in fiscal 2011 to CHF 1.2 billion in fiscal year 2012. It appears the majority of this decrease was due to lower revenues on interest rate products and negative revenues on credit products. However, we were unable to reconcile these changes to your segment discussions in your MD&A. Please address the following:
•	Tell us how the changes in these trading revenues are reflected in your MD&A and in particular in your disclosure on pages 58-59 and 80. Provide us with a reconciliation of how your consolidated trading revenues are allocated between the two segments, and how the changes to your consolidated trading revenues are depicted in respective discussions of the results of operations for each segment.
•	Tell us the reasons for these decreases, and revise your future filings to more clearly address these changes and to more clearly reconcile between consolidated trading revenues and your segment discussions.

Response to Comment 8

We respectfully advise the Staff supplementally that the tabular disclosure of Trading Revenues presented in Note 8 to the consolidated financial statements included in the 2012 Form 20-F has been included in order to fulfill the requirements of ASC 815-10-50-4F applicable when an entity elects to disclose gains and losses of its trading activities that include both derivative and non-derivative instruments, presented separately by major types of items.

We draw the Staff’s attention to the footnote to the table, which explicitly specifies that the table “(r)epresents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.” In other words, the ASC 815-mandated product view of this activity presented in Note 8

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is distinct from the business view represented in our segment results and MD&A, which reflect the way in which our businesses are managed and their performance is evaluated. For example, one of our business units may trade interest rate swaps that it economically hedges with cross-currency swaps. For the purpose of the tabular disclosure in Note 8, gains and losses on the interest rate swaps are recognized in the line “Interest rate products”, while the gains and losses on those cross-currency swaps for the business unit are recognized in the line “Foreign exchange products.” However, the performance of the business unit itself is managed and evaluated on the basis of the aggregated results of all of its trading activity, and our segment results and MD&A disclosure reflect the aggregated results of all of the trading activity by business units in the relevant segment or line of business (See, e.g., the disclosure on fixed income sales and trading revenues and equity sales and trading revenues on pages 80-81 of the 2012 Form 20-F).

Similarly, on page 62 of the 2012 Form 20-F, and in all of our quarterly Financial Reports, we disclose that “In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.” This statement applies to all of the items presented in the MD&A, whether quantitative or qualitative, and is not specific to only trading revenues.

With respect to the significant decline in trading revenues from 2011 to 2012 referenced in the Staff’s comment, we note that that decline was entirely attributable to losses in 2012 (compared to gains in 2011) caused by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments relating to certain structured notes liabilities carried at fair value and recorded in the Corporate Center. The impact of these changes on trading revenues was a decline of more than CHF 4.5 billion between the two periods which is reflected in the “Interest rate products” line of the Trading Revenues table in Note 8. These losses, which are discussed in detail on pages 60 and 84 of the 2012 Form 20-F, more than offset the impact of the increases in trading revenues from the fixed income and equity sales and trading businesses of our Investment Banking division discussed in the MD&A disclosure referenced above.

The Commission has stated that a principal objective of MD&A disclosure is “to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management.” Accordingly, we believe that our MD&A presentation of trading revenues should focus on the manner in which management evaluates our trading activities. As explained above, our management evaluates our trading activities on a business by business basis, rather than a product by product basis, and our disclosure tracks that process. We do not believe that MD&A disclosure regarding trading revenues on a product basis would provide investors and other readers of our annual report with useful additional information. Historically, we have included qualitative and quantitative MD&A disclosure when the trading results have had a material impact on an individual, and we will continue to do so in our future filings.

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20 – Tax, page 273

Details of the tax effect of temporary differences, page 275

9.	You disclose that taxable gains on transfers of assets within the consolidated Group for which associated tax charges of CHF 1.5 billion have been deferred as other assets in accordance with ASC 810-10-45-8. You also disclose the deferral is amortized over a period of up to 15 years in line with ASC 810-10-45-8 principles and will be matched by future tax deductions. Please tell us the type of assets that were transferred and whether they are intended for internal use. In addition, explain to us how you determined that 15 years was an appropriate amortization period.

Response to Comment 9

We respectfully advise the Staff supplementally that in the third quarter of 2012, Credit Suisse executed two transactions whereby intra-Group loan assets were sold at a taxable gain between two separate US tax groups that are consolidated for financial reporting purposes. This gain was offset for US state and federal income tax purposes by tax losses carried forward and reduced associated Deferred Tax Assets on Net Operating Losses.  ASC 810-10-45-8 (ARB 51), related to the accounting for transfers of assets within the consolidated group, requires that income taxes paid on intercompany profits in the seller’s tax jurisdiction should be deferred. As a consequence, the associated tax charge has been deferred for the Group accounts and has been recognized among other assets.

At the time of the transactions, one of the loans had a remaining term of 11 years, while the other had a remaining term of 15 years. Management intends to hold these loans to maturity. Accordingly, we believe that an amortization period for each loan corresponding to its remaining term (11 and 15 years, respectively, reported in the disclosure noted in the Staff’s comment as “up to 15 years”) was appropriate.

31 – Guarantees and Commitments, page 309

10.	In your response to comment 20 in the letter dated August 23, 2011, you stated that you do not believe that it is possible to make a meaningful estimate of reasonably possible losses regarding your mortgage repurchase claims as you have been unable to develop a model that can predict future exposures with sufficient accuracy based upon the heterogeneity of both our portfolio and our claim experience to date. Furthermore you state future claims will be significantly dependent on macro-economic factors that are difficult to predict and beyond your control. Given that you have been tracking and processing claims to repurchase mortgages for at least two years, it is unclear how much additional historical experience you need to reasonably estimate a range of loss, given that any such estimate would be expected to be revised over time as new information is obtained and you gain more experience in resolving these claims. Please revise your future filings to either provide an estimated range of reasonably possible loss, or provide

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more transparent disclosure of the reasons why you are unable to estimate such loss and when you expect to have sufficient processes in place to make such an estimate. To the extent that you continue to believe that you cannot reasonably make the estimate at this time for any of the portfolios sold, please confirm you will provide this disclosure in future filings once you are able to, as we believe this disclosure is required to be made pursuant to ASC 450.

Response to Comment 10

We respectfully advise the Staff supplementally, that with respect to our outstanding repurchase claims, Credit Suisse is not in a position to estimate a reasonably possible loss under the terms of applicable ASC 450-20 guidance. The population of outstanding repurchase claims continues to be heterogeneous in nature, with each claim subject to unique and often complex legal and factual uncertainties. Furthermore, each claim continues to be unique because the relevant claimant submits different documentation in its attempt to establish a breach of the related contract, the materiality of such breach, and the connection between the breach and the loss suffered. As a result, we believe that any experience in resolving such claims we have gained in previous periods does not provide a sufficient basis for us to develop a model that can produce a reliable estimate of future losses with sufficient accuracy. Given the current facts and circumstances, it is not possible for us to express a conclusion as to the expected timing of our ability to provide estimates of reasonably possible losses in the future.

We will comply with the Staff’s comment by revising our future filings, beginning with our 4Q13 Financial Report, to include the following statement: “With respect to our outstanding repurchase claims, we are unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of our portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.”

33 – Financial Instruments, page 327

Transfers between level 1 and level 2, page 333

11.	We note that transfers out of level 1 to level 2 were primarily related to residential mortgage-backed securities in the fourth quarter of 2012 as pricing inputs became less observable. In future filings, please describe such pricing inputs and the events that occurred during the quarter which led to these inputs becoming less observable.

Response to Comment 11

We respectfully advise the Staff supplementally that the transfer of securities from level 1 to level 2 referenced in the Staff’s comment consisted entirely of RMBS agency pass-through pools. Agency pass-through securities are generally transacted in the To Be Announced (“TBA”) market, in which the actual mortgage-backed security that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. Agency pass-through pools are valued based on observed TBA levels, adjusted as necessary for estimates of the “pay-up” component

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for similar mortgages. These “pay-up” estimates reflect the difference between the TBA price and the specified pool price that reflects the pool characteristics that the buyer is willing to pay for in excess of the generic TBA.

Historically, the pay-up component had been a consistently immaterial component of agency pass-through pool valuation and our valuations of pass-through pools were therefore based on observable TBA prices. As a result, we classified both TBAs and mortgage pass-through pools as level 1 assets.

During 2012, the mortgage markets experienced pronounced volatility due to macro-economic and geopolitical events and the pay-up component of agency pass-through pool valuation increased materially. As a result of this increase, our valuation of pass-through pools required reflecting both the TBA and the pay-up component. The increase in the pay-up component was noted for several consecutive months in the third and fourth quarters of 2012, and we therefore concluded that this component of agency pass-through valuation had become a lasting feature of the mortgage market rather than a short-term anomaly. Given this change in the inputs used in our valuation of the pass-through pools, we decided to transfer the relevant securities from level 1 to level 2.

We will comply with the Staff’s comment by including a narrative description of the circumstances leading to our transfer of a material volume of securities from level 1 to level 2 in future filings, beginning with our 4Q13 Financial Report.

Qualitative disclosures of valuation techniques, page 338

Overview, page 338

Derivatives, page 340

12.	You disclose that in valuing your exchange-traded derivatives some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. Please disclose in future filings the amount of the liquidity adjustment, and explain how such adjustment is determined. Tell us whether any of these financial instruments were classified as Level 3.

Response to Comment 12

We respectfully advise the Staff supplementally that we classify certain exchange-traded options as level 2 or level 3 when we determine that the official exchange settlement price is not indicative of fair value. This tends to occur for longer-dated options or options on smaller companies, where trading on the exchange can be very illiquid, while greater liquidity exists in the over-the-counter (“OTC”) market. In the case of such level 2 exchange-traded options, we use the OTC market as the best indicator of value, and for such level 3 exchange-traded options we use estimated values based upon similar level 2 options. In valuing these options, we do not

Mr. Kevin W. Vaughn United States Securities and Exchange Commission Page | 15

apply a liquidity charge to the official exchange price, instead we mark such options directly to the OTC market (or to the OTC market for similar options in the case of level 3 options). The difference between the official exchange price and our carrying value therefore reflects an implied liquidity premium, rather than an explicit valuation adjustment on our books and records. We also note that our inventory of level 3 exchange-traded options is not material (being less than CHF 25 million at December 31, 2012).

We will comply with the Staff’s comment by revising our disclosure to include a more detailed narrative description of this process in future filings, beginning with our 4Q13 Financial Report.

Form 6-K filed July 31, 2013

Exhibit 99.1

BIS statistics – Basel III, page 47

13.	We note that you segregate risk-weighted assets (RWA) by risk type and business division on pages 47 – 48. Please provide a RWA rollforward in your future filings that separately quantifies changes in book size, book quality, and model changes by risk-weighted asset type, if possible.

Response to Comment 13

We will comply with the Staff’s comment by including a RWA rollforward that separately quantifies changes in book size, book quality and model changes by risk-weighted asset type in our future filings, beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2013.

Mr. Kevin W. Vaughn United States Securities and Exchange Commission Page | 16

* * * * *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers

David R. Mathers

Member of the Executive Board

Chief Financial Officer

Mr. Kevin W. Vaughn United States Securities and Exchange Commission Page | 17

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP